FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 24, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Promissory Note dated November 6, 2009.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 24, 2009

By:

/s/ Richard Fifer

(Name)

Its:

Director and Chairman

(Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

PROMISSORY NOTE

Maximum Principal Amount:  US$5,000,000

WHEREAS Petaquilla Minerals Ltd. (the "Company") issued pursuant to the Amended and Restated Senior Secured Note Indenture (as amended, restated or supplemented from time to time, the "Indenture") dated as of March 25, 2009, between the Company and Computershare Trust Company of Canada various series of senior secured notes and Platinum Partner Value Arbitrage Fund LP, Centurion Credit Group Master Fund, LP, Centurion Credit Group LLC, Centurion Credit Funding LLC and their affiliates (the "Investors") are the holders of more than two thirds of the outstanding notes issued under the Indenture.

AND WHEREAS the Investors wish to provide the Company with capital and a period of time to remedy potential defaults under the Indenture.

For value received, the Company hereby promises to pay to or to the order of the Investors the principal amount outstanding as recorded by the Investors in the column headed "Unpaid Principal Balance" on the record (the "Grid") attached to and forming part of this Note which shall not exceed the principal sum of Five Million in US funds (US$5,000,000) together with interest (if any) at the interest rate specified below on the earlier of (such earlier date, the "Maturity Date"):

(i)

one hundred and twenty days (120) days from the date hereof; or

(ii)

concurrently with a Change of Control.

"Change of Control" means the occurrence of any of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any person; or (b) the adoption of a plan relating to the liquidation or dissolution of Borrower; or (c) any person or group, becomes the owner, directly or indirectly, of 50% or more of the voting power or voting securities of Borrower; or (d) Company amalgamates or consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into Borrower, in any such event pursuant to a transaction in which any of the outstanding voting securities of Company or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting securities of Company outstanding immediately prior to such transaction is converted into or exchanged for voting securities of the surviving or transferee person constituting a majority of the outstanding shares of such voting securities of such surviving or transferee person (immediately after giving effect to such issuance).

Investors hereby agree to forbear any amounts due under the Indenture until the Maturity Date provided no Event of Defaults exist as defined herein.

In consideration for the amounts advanced hereunder, the Company shall pay to the Investors on the Maturity Date a restructuring fee equal to US$500,000; provided that in the event the loan is repaid within 30 days of the date hereof the restructuring fee will be US$150,000.

The amount of each and every advance (each, an "Advance") from the Investors to the Company hereunder shall be at the sole discretion of the Lender.

Each Advance (including, for greater certainty, the initial Advance identified above) shall be conditional upon the preparation and delivery to the Investors on a weekly basis of a cash flow forecast and budget for the upcoming 13 week period (the "Budget") which shall be satisfactory to the Investors in its sole discretion.

The Investors shall and is unconditionally and absolutely authorized and directed by the Company to record on the Grid (i) the date and amount of each advance made by the Investors and (ii) the date and amount of each repayment on account of the principal paid to the Investors and the resulting decrease of balance of this promissory note. Such notations, in the absence of manifest mathematical error, shall be prima facie evidence of such advances and repayments; provided that the failure of the Investors to record the same shall not affect the obligations of the Company to pay such amounts to the Investors.

The Company hereby represents, warrants, acknowledges and agrees to and with the Investors that an Event of Default hereunder shall also be an Event of Default as defined under the Indenture.

All payments under this promissory note will be made by wire transfer (pursuant to wire transfer instructions provided by the Investors from time to time) and delivered to the Investor.

The Company is entitled to prepay this promissory note, in whole or in part, without notice or penalty. The Company waives demand and presentment for payment, notice of non-payment, protest, notice of protest and notice of dishonor.

To secure the prompt payment and performance of this Note, the Company has granted a continuing security interest in and to and lien on all of the personal property of the Borrower, evidenced by a Security Agreement (the "GSA") dated November 6, 2009 between the Company and the Lender.

If an Event of Default (as defined below) occurs, then the whole of the principal amount of this promissory note remaining unpaid and all accrued unpaid interest shall be immediately due and payable upon demand.

In this promissory note, the occurrence of each or any of the following events shall constitute an "Event of Default":

(a)

the Company fails to pay any amount due to the Investors under this promissory note on the date on which such amount is due and payable;

(b)

the Company fails to perform, observe or comply with any term, covenant, condition or provision of a material nature contained in this promissory note, the GSA and such failure remains unremedied for ten (10) days after notice thereof from the Investors to the Borrower;

(c)

the Company ceases to carry on business;

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(d)

the failure of the Company to enter into all of the documentation to complete the transactions outlined in the term sheet dated as of November 6, 2009 between the Company and the Investors within 14 days of the date of issuance hereof;

(e)

any variance, discrepancy or difference of 15% or greater over any two week period reflected in the Budget;

(f)

any judgment or order issued by a court of competent jurisdiction for the payment of money in excess of $100,000 is rendered against the Company and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of fifteen consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(g)

the Company (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 30 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions; or

(h)

there has occurred a material adverse change in, or development reasonably likely to have a material adverse effect on, the assets, business, operations, undertaking or condition (financial or otherwise) of the Company that, in the opinion of the Lender, would put at material risk the Note being paid in full in accordance with the provisions set out herein.

Following an Event of Default, all amounts outstanding hereunder (including, without limitation, as recorded on the Grid) shall bear interest at a rate equal to 3% per month from and including the date of issuance. Interest will be calculated daily and computed on the basis of a 360-day year of twelve 30-day months.

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ADVANCES AND REPAYMENT OF PRINCIPAL

	Amount of	Principal	Unpaid
	Advance	Repaid or	Principal	Notation
Date		Prepaid	Balance	Made By

This promissory note will be governed by and construed in accordance with the laws of the Province of British Columbia.

Dated:  November 6, 2009

PETAQUILLA MINERALS LTD.

/s/ Joao Manuel________________

I have authority to bind the Company.

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